

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2022

Xuedong Tian
Chief Executive Officer
Feutune Light Acquisition Corp
48 Bridge Street, Building A
Metuchen, NJ 08840

> **Re: Feutune Light Acquisition Corp**
> **Registration Statement on Form S-1**
> **Filed April 11, 2022**
> **File No. 333-264221**

Dear Mr. Tian:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note that a majority of your executive officers and/or directors have significant ties to China and Hong Kong. We also note your statement that you will "not undertake [y]our initial business combination with any company being based in or having the majority of the company's operations in China (including Hong Kong and Macau)." Please revise the cover page to disclose that your executive officers' and directors' ties to China and Hong Kong may make you a less attractive partner to a non-China- or non-Hong Kong-based target company, and discuss the impact this could have upon your search for an initial business combination.

The Offering, page 10

2.　　We note that you revised the units from one-half warrants to whole units; however, your disclosure still indicates that an individual would have to purchase two units to trade a whole unit. Please revise to address this discrepancy.

　　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

　　　Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.

　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　Office of Real Estate & Construction

cc:　　Arila E. Zhou, Esq.